SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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Attached hereto and incorporated by reference herein is a management's discussion and analysis of financial condition and results of operations with respect to the quarter ended September 30, 2006.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statement on Form S-8 (Registration No. 333-111932).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.
                                   (Registrant)

                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer


                                   By: /s/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Finance Manager

Date: December 4, 2006


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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Mervyn's, Puma, Patagonia, Adidas, Reebok and other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active wear.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

     The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

THREE MONTHS ENDED SEPTEMBER 30, 2006

     SALES

     Sales for the third quarter of 2006 decreased by 2.5% to $39.0 million, compared to sales of $40.0 million for the third quarter ended September 30, 2005. This decrease in sales was mainly due to the decline in sales of our intimate apparel product line, which was partly offset by the growth in sales of our active-wear products, and particularly sales to Nike for their Nike Pro and Nike+ categories. Our revenues in the third quarter were affected by the loss of production due to the hostilities in the northern part of Israel, which mostly impacted our active-wear product line.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 7.1% to $29.9 million in the third quarter of 2006 as compared to $32.2 million in the equivalent period of 2005. As a percentage of sales, cost of sales decreased from 80.5% in the third quarter of 2005 to 76.7% in the third quarter of 2006. This decrease was primarily due to continued improved operating efficiencies and cost controls in all of the Company's divisions. The improved operating efficiencies resulted from increased quality performances and further transfer of sewing to Jordan, which has lower labor costs.


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     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 8.6% to $3.7 million in the third quarter of 2006 as compared to $3.5 million in the equivalent period of 2005. This increase was mainly attributed to the expansion of our marketing activities related to our swimwear product line.

     As a percentage of sales, selling, general and administrative expenses increased to 9.6% in the third quarter of 2006 as compared to 8.6% in the third quarter of 2005.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $0.5 million in the third quarter of 2006 as compared to $1.0 million in the equivalent period of 2005. This decrease was primarily due to a reduction of our net bank debt as a result of our sale of our interest in a subsidiary, AlbaHealth and our public offering of securities on the Tel-Aviv Stock Exchange during the first quarter of 2006.

     INCOME TAXES

     Tax expense for the third quarter of 2006 was $1.0 million as compared to $1.1 million for the third quarter of 2005.

     LIQUIDITY AND CAPITAL RESOURCES

     During the third quarter of 2006, we generated $12.5 million of cash flow from operations, compared to $4.4 million during the third quarter of 2005. In addition, we received $0.9 million from the exercise of stock options. The resulting cash flow was used to pay a dividend of $4.6 million, repay long term bank loans of $1.5 million, invest $1.2 million, net, in plant and equipment and, together with other cash flow activities, increased our cash and cash equivalents balance by $6.0 million from $20.1 million at June 30, 2006 to $26.1 million at September 30, 2006.

NINE MONTHS ENDED SEPTEMBER 30, 2006

     SALES

     Sales for the nine months ended September 30, 2006 increased by 10.2% to $138.1 million, compared to sales of $125.3 million for the nine months ended September 30, 2005. This increase in sales was across all of the Company's product lines.


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     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 0.2% to $106.3 million in the nine months ended September 30, 2006 as compared to $106.1 million in the equivalent period of 2005. As a percentage of sales, cost of sales in the nine months ended September 30, 2006 decreased to 76.9% as compared to 84.7% in the nine months ended September 30, 2005. This decrease was primarily due to an increase in sales volume, continuous improved operating efficiencies and further transfer of our sewing capacity to Jordan which has lower labor costs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 16.7% to $12.4 million in the nine months ended September 30, 2006 as compared to $10.6 million in the equivalent period of 2005. This increase was mainly attributed to an increase in selling expenses due to the increase in our sales volume and due to the expansion of our marketing activities related to our swimwear product line.

     As a percentage of sales, selling, general and administrative expenses increased to 9.0% in the nine months ended September 30, 2006 as compared to 8.5% in the nine months ended September 30, 2005.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $1.5 million in the nine months ended September 30, 2006 as compared to $2.1 million in the equivalent period of 2005. This decrease was primarily due to a reduction of our net bank debt as a result of our sale of our interest in a subsidiary, AlbaHealth and our public offering of securities on the Tel-Aviv Stock Exchange during the first quarter of 2006.

     INCOME TAXES

     Tax expense for the nine months ended September 30, 2006 was $4.4 million compared to $2.5 million for the nine months ended September 30, 2005. The increase was primarily due to the increase in our pretax profit which was $18.0 million for the nine months ended September 30, 2006 compared to $7.0 million for the nine months ended September 30, 2005.


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     LIQUIDITY AND CAPITAL RESOURCES

     During the nine months ended September 30, 2006, we generated $26.6 million of cash flow from operations compared to $14.5 million during the nine months ended September 30, 2005. In addition, we received net proceeds of $13.8 million from our offering of securities on the Tel-Aviv Stock Exchange during the first quarter and proceeds of $2.6 million from exercise of stock options. We also received proceeds of $10.3 million from the sale of our interest in a subsidiary, AlbaHealth, and $1.2 million of Israeli governmental investment grants in respect of our investment in fixed assets. This cash flow was used to repay a net amount of $29.4 million in bank debt, pay a dividend of $4.6 million, invest $2.1 million, net in property, plant and equipment, and together with other cash flow activities, increase our cash and cash equivalents balance by $18.5 million from $7.7 million at December 31, 2005 to $26.1 million at September 30, 2006.


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